

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 3, 2025

Shaoke Li
Chief Executive Officer
DT Cloud Acquisition Corporation
30 Orange Street
London, United Kingdom, WC2H 7HF

> **Re: DT Cloud Acquisition Corporation**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed February 21, 2025**
> **File No. 001-41967**

Dear Shaoke Li:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc:     Ronnie Li